Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the use in the Registration Statement of High Grade Mining Corporation (an exploration stage company) on Form S-8 of our report of independent registered public accounting firm, dated February 17, 2005, on the balance sheets of High Grade Mining Corporation (an exploration stage company) as at November 30, 2004 and 2003 and the related statements of operations, cash flows, and stockholders' equity for the year ended November 30, 2004, for the period from June 10, 2003 (date of inception) to November 30, 2003, and for the cumulative period from June 10, 2003 (date of inception) to November 30, 2004.

In addition, we consent to the reference to us under the heading "Experts" in the Registration Statement.

Vancouver, Canada	"Morgan & Company"

April 4, 2005	Chartered Accountants